As filed with the Securities and Exchange Commission on July 12, 2005

                                                         Registration No. 0-9261
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              KESTREL ENERGY, INC.
                              (Name of the Issuer)

                              KESTREL ENERGY, INC.
                       (Names of Persons Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   492545 10 8
                      (CUSIP Number of Class of Securities)

      Timothy L. Hoops                          COPIES TO:
      President and CEO                         S. Lee Terry, Jr., Esq.
      Kestrel Energy, Inc.                      Davis Graham & Stubbs LLP
      1726 Cole Boulevard, Suite 210            1550 17th Street, Suite 500
      Lakewood, Colorado 80401                  Denver, Colorado 80202
      (303) 295-0344                            (303) 892-9400

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

      ---------------------------------------------------------------------

    This statement is filed in connection with (check the appropriate box):

a.    |X|   The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2),
            Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule
            13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934
            ("the Act").
b.    |_|   The filing of a registration statement under the Securities Act of
            1933.
c.    |_|   A tender offer.
d.    |_|   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
      Transaction valuation*                      Amount of filing fee**
--------------------------------------------------------------------------------
              $25,560                                     $3.00
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 18,000 shares of Common Stock for $1.42 per share in cash in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.

** Previously paid

|_| Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      (1) Amount Previously Paid: $
      (2) Form or Registration No.: Schedule 14A
      (3) Filing Party:
      (4) Date Filed:


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

                        RULE 13e-3 TRANSACTION STATEMENT

                                  INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is filed by Kestrel Energy, Inc., a Colorado corporation (the "Company") and amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3, as amended by Amendment No. 1 thereto (as so amended by Amendment No. 1 and this Amendment, the "Schedule"), filed on May 20, 2005 and June 21, 2005, respectively, with the Securities and Exchange Commission. The Schedule relates to a proposal to the Company's shareholders to approve a 100-for-1 reverse stock split of the outstanding shares of the Company's common stock.

Concurrently with the filing of this Amendment, the Company is filing a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the special meeting of shareholders of the Company at which the shareholders will consider and vote upon a proposal for a 100-for-1 reverse stock split. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3).

The information in the Proxy Statement, including all the appendices thereto, is hereby expressly incorporated by reference to Items 1 through 15 of the Schedule. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 16. Exhibits.

      (a)(1)      None.

      (a)(2) Copy of Notice of Special Meeting of Shareholders of the Company incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on July 12, 2005.

      (a)(3)      Definitive Proxy Statement, incorporated by reference to
                  Schedule 14A filed by Kestrel Energy, Inc. on July 12, 2005.

      (a)(4)      None.

      (a)(5)      None.

      (b)         None.

      (c)         None.

      (d)         None.

      (e)         None.

      (f) Dissenter's rights of appraisal are described in Attachment A to the Definitive Proxy Statement, incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on July 12, 2005.

      (g)         None.

      (h)         None.


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

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       KESTREL ENERGY, INC.,
                                       a Colorado corporation


                                       By: /s/ Timothy L. Hoops
                                           -------------------------------------
                                           Timothy L. Hoops
                                           President and Chief Executive Officer

Dated: July 12, 2005


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